Atento Reports Fiscal 2018 Second-Quarter Results
Highlighted by Top-line Growth and EPS Expansion

•         Solid top-line growth across geographies, with revenues up 7.2%

•         Multisector revenues up 9.1% in Q2, representing 60.9% of revenues

•         Revenue mix from higher value-added solutions up 0.7 p.p. to 26.4%

•         EBITDA grew a solid 15.6% in Q2, with margin up 0.7 p.p. to 10.4%

•         Strong recurring EPS expansion of 19.9% to $0.20

•         Free cash flow before interest and acquisitions of $43.3 million in Q2, with FCF positive at $37.3 million

•         Net debt down 5.4% sequentially to $372.9 million, with net leverage down to 1.7x in Q2 vs 1.8x in Q1

•         Robust Balance Sheet and Cash Flow generation allow to pursue accretive growth opportunities and to initiate a Share Buyback program

NEW YORK, July 30, 2018 – Atento S.A. (NYSE: ATTO), the largest provider of customer-relationship management and business-process outsourcing services in Latin America, and among the top five providers globally, today announced its second-quarter 2018 operating and financial results. All comparisons in this announcement are year-over-year and in constant-currency (CCY), unless noted otherwise, and may differ from 6K due to certain intra-group eliminations.

Summary

($ in millions except EPS)	Q2 2018	Q2 2017	CCY Growth	YTD 2018	YTD 2017	CCY Growth
Income Statement
Revenue	473.4	473.7	+7.2%	963.8	941.7	+5.8%
EBITDA (1)	49.1	46.1	+15.6%	98.8	96.4	+6.6%
EBITDA Margin	10.4%	9.7%	+0.7 p.p.	10.3%	10.2%	+0.1 p.p.
Adjusted EBITDA (1)	49.1	52.5	+1.5%	98.8	106.2	-2.6%
Adjusted EBITDA Margin	10.4%	11.1%	-0.7 p.p.	10.3%	11.3%	-1.0 p.p.
Net Income (2)	4.0	(3.7)	n.m.	2.4	5.4	-50.3
Recurring Net Income (2)	14.8	9.4	+19.9%	22.1	21.8	-10.3%
Earnings Per Share (2)	$0.05	($0.05)		$0.03	$0.07
Recurring Earnings Per Share (2)	$0.20	$0.13		$0.30	$0.30
Cashflow, Debt and Leverage
Free Cash Flow (3)	43.3	15.4		6.9	5.8
Net Debt	372.9	400.4
Leverage (x)	1.7x	1.8x

(1)       EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

(2)       Reported Net Income and Earnings Per Share and Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Earnings Per Share refer only to continuing operations. Reported and Adjusted Earnings Per Share, for the period ended June 30, 2018, were calculated considering the weighted average number of ordinary shares of 73,909,056. For the period ended June 30, 2017, the number of ordinary shares was 73,909,056. Recurring Earnings and EPS attributable to Owners of the parent company

(3)       We define Free Cash Flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expenses.

1

Alejandro Reynal, Atento´s Chief Executive Officer, commented, “The second quarter reported good top and bottom line performance across Atento’s footprint. Multisector clients remain our Company’s growth engine across all regions with a 9% revenue increase. We continue to see a positive commercial evolution as we expand and roll out our value offer for digital customer experience and business process outsourcing solutions.”

Mauricio Montilha, Atento´s Chief Financial Officer, said, "Second quarter results were very much aligned with our expectations and guidance. As seen in the last quarter, Americas performance drove consolidated margins to 10.4% in the quarter. In Brazil, we continued implementing the operational improvement plan, as highlighted in the first quarter, with positive impacts on margins expected for the second half of the year. The $37 million free cash flow generated in the quarter will help support our future growth.”

Mr. Reynal concluded, “We are confident with the progress made in the first half of 2018 and the prospects of the business moving forward. Our strong balance sheet and solid cash flow generation allows us to continue executing on our capital allocation strategy that includes driving organic growth, pursuing accretive acquisitions and to initiate a share buyback program. Atento’s share buyback program reflects our confidence in our Company’s strategy to deliver profitable growth, the future prospects of our business and our ongoing commitment to shareholder value creation”.

Second Quarter Consolidated Operating Results

All comparisons in this announcement, unless otherwise noted, are year-over-year and in constant-currency (CCY).

Consolidated revenues grew by 7.2% in the second quarter of 2018, driven by the continued growth from Americas and Brazil, particularly from revenue growth of Multisector clients across all regions. On a reported basis, total revenue was stable in the quarter.

Multisector continued to drive growth, with a revenue increase of 9.1% and now represents 60.9% of total revenue (+0.4 p.p. YoY), supported by gains in all regions and across several verticals. Revenues from Telefónica increased 4.4% in Q2, due to higher volumes in Brazil and Americas, partially offset by lower volumes in Spain. Revenues from higher value-added solutions represented 26.4% of total revenues in Q2, up 0.7 p.p. year-over-year.

EBITDA increased by 15.6% year-over-year, to $49.1 million. EBITDA margin improved by 70 basis points to 10.4% as a result of higher margins in Americas and EMEA, partially offset by lower margins in Brazil.

Recurring net income attributable to owners of the parent company totaled $14.8 million in Q2 2018, implying recurring EPS of $0.20, compared to $0.13 in 2017. The strong EPS expansion of 19.9% is a result of lower net interest expenses reflecting the debt refinance concluded in August 2017, as well as a lower effective tax rate in Q2 2018, with year-to-date ETR of 33%, in line with guidance.

Free cash flow generation was positive $37.3 million in the quarter, with FCF before interest and acquisitions of $43.3 million, driven by positive changes in working capital following the one-off negative impacts in Q1 2018. Capex payments represented 2.6% of revenues, compared to 2.1% in the previous year. Capex is expected to pick up in the second half of the year, with full-year capex as percentage of revenues expected to be in line with guidance.

At the end of June 2018, Atento’s gross debt totaled $479.3 million, down 12.3% year-over-year and down 3.1% sequentially. Net debt fell to $372.9 million, 6.9% lower year-over-year and 5.4% lower quarter-over-quarter. Net leverage fell to 1.7x, down from 1.8x in Q1, reflecting higher cash position even after debt amortization.

Adjusted earnings, adjusted EBITDA and adjusted earnings per share are non-GAAP financial measures and are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

2

Segment Reporting

($ in millions)	Q2 2018	Q2 2017	CCY growth	YTD 2018	YTD 2017	CCY growth
Brazil Region
Revenue	221.2	233.5	6.3%	460.1	471.8	4.8%
Adjusted EBITDA	19.1	28.7	-24.8%	45.5	63.0	-22.2%
Adjusted EBITDA Margin	8.6%	12.3%	-3.7 p.p.	9.9%	13.4%	-3.5 p.p.
Operating Income/(loss)	(2.8)	2.5	N.M	(4.0)	10.9	N.M
Americas Region
Revenue	193.5	185.7	11.0%	384.1	359.1	10.4%
Adjusted EBITDA	26.1	21.7	25.6%	47.1	39.1	22.4%
Adjusted EBITDA Margin	13.5%	11.7%	1.8 p.p.	12.3%	10.9%	1.4 p.p.
Operating Income/(loss)	7.6	4.6	67.9%	9.5	6.5	42.8%
EMEA Region
Revenue	61.4	55.1	2.9%	125.3	111.8	0.1%
Adjusted EBITDA	6.0	3.8	49.7%	11.0	8.1	21.5%
Adjusted EBITDA Margin	9.7%	6.9%	2.8 p.p.	8.8%	7.2%	1.6 p.p.
Operating Income/(loss)	0.3	(2.0)	N.M	0.7	(3.3)	N.M

Brazil Region

Revenues in Brazil grew 6.3% in the quarter and 4.8% year-to-date. Multisector clients continue to drive growth, with revenue up 6.6% in Q2 2018 and 5.5% year-to-date. Operational performance was in line with expectations, and reflects Atento’s solid conversion of the commercial pipeline in the quarter, with new client wins across several verticals. Revenues from Telefónica increased 5.4% in Q2 and 3.3% year-to-date. Multisector mix went up 0.2 p.p. to 60.9% of total revenues.

In Q2 2018, Adjusted EBITDA decreased to $19.1 million, with margin of 8.6%. Profitability is on track to expected improvements in H2 2018, and includes about 200 bps from costs related to operational adjustments to specific programs, and volume reduction due to truck drivers strike. We expect that most operational plans will be fully completed along Q3 2018.

Americas Region

Once again, and similarly to the recent performance, revenue growth was strong in Americas, up 11.0% in Q2 and 10.4% year-to-date. Revenues from Multisector increased by 14.0% in Q2 and 14.9% year-to-date, supported by higher volumes across several verticals in Argentina, Chile and Mexico. Likewise, revenue from Telefónica increased by 6.9% in Q2 and 4.3% year-to-date, driven by higher volumes in Argentina, Mexico and Chile. The strong performance continued to push Multisector up another 1.2 p.p. versus Q2 2017 to 59.6% of revenues (up 2.1 p.p. to 59.2% year-to-date).

In the quarter, Adjusted EBITDA reached $26.1 million, with margins up 1.8 p.p. to 13.5%, driven by higher volumes from Multisector. Year-to-date, Adjusted EBITDA totaled $47.1 million, with margins up 1.4 p.p. to 12.3%. Americas benefited from insurance reimbursement of cumulative losses related to Puerto Rico hurricane, offsetting lower volumes from domestic operations not totally restated to prior year levels.

3

EMEA Region

Revenue in EMEA increased by 2.9% in Q2, remaining stable year-to-date. This is the first year-over-year revenue growth since Q1 2017 and the third consecutive sequential quarter-over-quarter growth. Revenues from Multisector increased by 12.3% in Q2 2018 and 10.0% year-to-date, mostly driven by higher volumes from non-TEF telco clients, which more than offset the 2.3% drop in revenues from Telefónica on lower volumes. Revenue mix from Multisector was up 3.2 p.p. to 38.9% of total in the quarter and stable sequentially.

Adjusted EBITDA in EMEA increased by 49.7% to $ 6.0 million, reflecting improved mix from Multisector clients, with Adjusted EBITDA margin increasing by 2.8 p.p. to 9.7%. Year-to-date, Adjusted EBITDA margins were up 1.5 p.p. to 8.8%.

Cash Flow and Capital Structure

Free cash flow totaled $37.3 million in Q2, while free cash flow before interest and acquisitions was $43.3 million. Year-to-date, free cash flow before interest and acquisitions reached $6.9 million, up from $5.8 million in the same period of 2017.

This strong result can be traced to positive changes in working capital, reversing the one-off negative impact in Q1 2018. Capex totaled 2.6% of revenues, versus 2.1% in Q2 2017. Capex is expected to pick up in the second half of the year, with full-year capex as a percentage of revenue expected to be in line with guidance.

At the end of June 2018, Atento held cash and cash equivalents of $106 million and revolving credit facilities of $101 million, of which $96 million were undrawn, implying total liquidity of $202 million. Total gross debt dropped 3.1% sequentially to $479.3 million, while third-party total net debt decreased 5.4% to $372.9 million compared to Q1 2018. Net leverage, measured by Adjusted LTM EBITDA to net debt ratio, was 1.7x, down from the 1.8x in both Q2 2017 and Q1 2018, reflecting higher cash position even after debt amortization.

Capital Allocation: up to $30 million share buyback program approved

We believe that our robust Balance Sheet and Cash Flow generation, combined with expectations for H2 2018, will allow the Company to focus on accretive growth opportunities, by continuing to deploy higher value-added solutions in all regions, and pursuing opportunities for capability building.

Additionally, as part of our capital allocation strategy, we believe the share buyback program approved by the Board of Directors demonstrates confidence in our business prospects. We expect the program to be concluded in up to 12 months.

Conference Call

The Company will host a conference call and webcast on Tuesday, July 31, 2018 at 10:00 am ET to discuss its financial results. The conference call can be accessed by dialing: +1 (877) 407-0784 toll free domestic, UK: (+44) 0 800 756 3429 toll free, Brazil: (+55) 0 800 891 6221 toll free, or Spain: (+34) 900 834 236 toll free. All other international callers can access the conference call by dialing: +1 (201) 689-8560 toll free. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The live webcast of the conference call will be available on Atento’s Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

4

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) solutions in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for a fourth consecutive year. For more information visit www.atento.com

Investor Relations
Shay Chor

+ 55 11 3293-5926
shay.chor@atento.com

Felipe Joaquim Martins de Souza

+ 55 11 3779-8053
felipe.souza@atento.com

Media Relations
Maite Cordero

+ 34 91 740 74 47
atento.media@atento.com

5

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in the Form 6-K.

6

Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2017 and 2018

($ in millions, except percentage changes)	For the three months ended June 30,		Change (%)	Change excluding FX (%)	For the six months ended June 30,		Change (%)	Change excluding FX (%)
	2017	2018			2017	2018
	(unaudited)				(unaudited)
Revenue	473.7	473.4	(0.1)	7.2	941.7	963.8	2.3	5.8
Other operating income	8.3	5.9	(28.4)	(21.5)	9.1	7.9	(13.1)	(5.3)
Operating expenses:
Supplies	(17.5)	(17.1)	(2.4)	5.8	(34.3)	(34.7)	1.2	4.2
Employee benefit expenses	(355.1)	(357.2)	0.6	7.7	(700.8)	(724.7)	3.4	6.8
Depreciation	(11.1)	(8.2)	(26.5)	(21.1)	(22.9)	(19.5)	(14.9)	(12.0)
Amortization	(12.3)	(15.4)	25.5	32.0	(25.9)	(30.4)	17.4	19.0
Changes in trade provisions	0.2	0.2	(22.8)	(24.4)	-	(0.1)	N.M.	N.M.
Other operating expenses	(63.5)	(56.1)	(11.6)	(4.9)	(119.3)	(113.3)	(5.0)	(1.2)
Total operating expenses	(459.3)	(453.9)	(1.2)	5.9	(903.2)	(922.8)	2.2	5.5
Operating profit	22.7	25.5	12.2	24.9	47.6	48.9	2.7	8.8
Finance income	1.5	0.5	(69.3)	(65.9)	3.6	1.4	(62.3)	(60.4)
Finance costs	(16.0)	(12.3)	(22.8)	(19.3)	(33.5)	(27.0)	(19.5)	(16.8)
Change in fair value of financial instruments	(0.3)	9.0	N.M.	N.M.	(0.3)	5.9	N.M.	N.M.
Net foreign exchange loss	(4.3)	(19.0)	N.M.	N.M.	(0.9)	(21.8)	N.M.	N.M.
Net finance expense	(19.1)	(21.9)	14.6	27.3	(31.1)	(41.5)	33.4	41.7
Profit before income tax	3.6	3.6	(0.7)	11.8	16.5	7.4	(55.1)	(52.7)
Income tax (expense)/benefit	(7.3)	0.5	(106.3)	(106.2)	(11.1)	(5.1)	(54.5)	(53.8)
(Loss)/profit for the period	(3.7)	4.0	N.M.	N.M.	5.4	2.4	(56.4)	(50.3)
(Loss)/profit attributable to:
Owners of the parent	(3.9)	3.3	N.M.	N.M.	5.1	1.3	(74.9)	(71.9)
Non-controlling interest	0.2	0.8	N.M.	N.M.	0.3	1.1	N.M.	N.M.
(Loss)/profit for the period	(3.7)	4.0	N.M.	N.M.	5.4	2.4	(56.4)	(50.3)
Other financial data:
EBITDA (1) (unaudited)	46.1	49.1	6.4	15.6	96.4	98.8	2.5	6.6
Adjusted EBITDA (1) (unaudited)	52.5	49.1	(6.5)	1.5	106.2	98.8	(7.0)	(2.6)

(1) For reconciliation with IFRS as issued by IASB, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".
N.M. means not meaningful

7

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2017	2018	2017	2018
	(unaudited)

(Loss)/profit from continuing operations	(3.7)	4.0	5.4	2.4
Net finance expense	19.1	21.9	31.1	41.5
Income tax expense	7.3	(0.5)	11.1	5.1
Depreciation and amortization	23.4	23.6	48.8	49.9
EBITDA (non-GAAP) (unaudited)	46.1	49.1	96.4	98.8
Restructuring costs (a)	5.5	-	8.9	-
Other (b)	0.9	-	0.9	-
Total non-recurring items (*)	6.4	-	9.8	-
Adjusted EBITDA (non-GAAP) (unaudited)	52.5	49.1	106.2	98.8

(*)     We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

a)        Restructuring costs primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the three and six months ended June 30, 2017, primarily relates to the costs to adapt the organization in Argentina and Brazil to the lower level of activities and the investments made in Brazil, Mexico and Spain to implement a lower-cost operating model.

b)        Other non-recurring items for three and six months ended June 30, 2017, mainly refer to consulting and other non-recurring costs.

8

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2017	2018	2017	2018
	(unaudited)
(Loss)/profit from continuing operations	(3.7)	4.0	5.4	2.4
Amortization of acquisition related intangible assets (a)	4.3	5.3	11.1	11.0
Restructuring costs (b) (*)	5.5	-	8.9	-
Other (c) (*)	0.9	-	0.9	-
Change in fair value of financial instruments (d)	0.3	(9.0)	0.3	(5.9)
Net foreign exchange gain/(loss)	4.3	19.0	0.9	21.8
Tax effect (e)	(2.0)	(3.8)	(5.4)	(6.1)
Total of add-backs	13.3	11.6	16.7	20.8
Adjusted Earnings (non-GAAP) (unaudited)	9.6	15.6	22.1	23.1
Adjusted Earnings per share (in U.S. dollars) (**) (unaudited)	0.13	0.21	0.30	0.31
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	9.4	14.8	21.8	22.1
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	0.13	0.20	0.30	0.30

(*) We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)         Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

(b)        Restructuring costs primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the three and six months ended June 30, 2017, primarily relates to the costs to adapt the organization in Argentina and Brazil to the lower level of activities and the investments made in Brazil, Mexico and Spain to implement a lower-cost operating model.

(c)         Other non-recurring items for three and six months ended June 30, 2017, mainly refer to consulting and other non-recurring costs.

(d)        Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings.

(e)        The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the three months ended June 30, 2017 and 2018, the effective tax rate after moving non-recurring items was 49.0% and 17.6%, respectively. For the six months ended June 30, 2017 and 2018, the effective tax rate after moving non-recurring items is 42.7% and 32.9%, respectively.

 (**) Adjusted Earnings per share is calculated based on the weighted average number of ordinary shares outstanding of 73,909,056 as of June 30, 2017 and 2018.

9

Financing Arrangements

Net debt with third parties as of June 30, 2017 and 2018 is as follow:

	As of June 30,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2017	2018
	(unaudited)
Cash and cash equivalents	146.3	106.4
Debt:
Senior Secured Notes	304.2	398.9
Brazilian Debentures	150.2	16.4
BNDES	59.4	33.7
Finance Lease Payables	9.1	7.3
Other Borrowings	23.8	22.9
Total Debt	546.7	479.3
Net Debt with third parties (1) (unaudited)	400.4	372.9
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	225.2	213.7
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.8x	1.7x

1)          In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

2)          Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations.

10

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2017 and June 30, 2018
(In thousands of U.S. dollars, unless otherwise indicated)
ASSETS
	December 31,	June 30,
	2017	2018
	(audited)	(unaudited)

NON-CURRENT ASSETS	764,127	705,176

Intangible assets	230,104	222,245
Goodwill	153,144	134,951
Property, plant and equipment	152,195	124,321
Non-current financial assets	90,076	90,987
Trade and other receivables	21,677	14,035
Other non-current financial assets	60,222	63,343
Derivative financial instruments	8,177	13,609
Other taxes receivable	7,282	6,050
Deferred tax assets	131,326	126,622

CURRENT ASSETS	566,178	551,585

Trade and other receivables	410,534	431,021
Trade and other receivables	388,565	406,031
Current income tax receivable	21,969	24,990
Derivative financial instruments	-	1,115
Other taxes receivable	12,072	11,542
Other current financial assets	1,810	1,489
Cash and cash equivalents	141,762	106,418

TOTAL ASSETS	1,330,305	1,256,761

The accompanying notes are an integral part of the interim consolidated financial information.

11

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2017 and June 30, 2018
(In thousands of U.S. dollars, unless otherwise indicated)

EQUITY AND LIABILITIES	December 31,	June 30,
	2017	2018
	(audited)	(unaudited)

TOTAL EQUITY	377,839	334,086
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST	9,476	9,339
OWNERS OF THE PARENT COMPANY	368,363	324,747

Share capital	48	48
Reserve for acquisition of non-controlling interest	(23,531)	(23,531)
Share premium	639,435	608,140
Retained losses	(94,535)	(93,233)
Translation differences	(170,063)	(184,008)
Hedge accounting effects	9,594	7,695
Stock-based compensation	7,415	9,636
NON-CURRENT LIABILITIES	582,870	557,598

Deferred tax liabilities	43,942	35,868
Debt with third parties	439,731	420,245
Derivative financial instruments	5,140	3,850
Provisions and contingencies	61,186	56,147
Non-trade payables	8,094	17,646
Option for the acquisition of non-controlling interest	23,752	20,377
Other taxes payable	1,025	3,465

CURRENT LIABILITIES	369,596	365,077

Debt with third parties	46,560	59,078
Derivative financial instruments	1,212	550
Trade and other payables	302,756	289,731
Trade payables	94,078	86,361
Income tax payables	8,058	7,216
Other taxes payables	86,166	82,255
Other non-trade payables	114,454	113,899
Provisions and contingencies	19,068	15,718
TOTAL EQUITY AND LIABILITIES	1,330,305	1,256,761

The accompanying notes are an integral part of the interim consolidated financial information.

12

Free Cash Flow:

	For the three months ended June 30,		For the six months ended June 30,
($ in millions)	2018	2017	2018	2017
	(unaudited) (***)		(unaudited) (***)
Operating Cash Flow (1)	61.4	30.0	46.2	40.1
Cash Capex (2)	-12.1	-10.1	-28.8	-24.2
Income Tax Paid	-6.0	-4.4	-10.5	-10.1
Free Cash Flow before interest and acquisitions	43.3	15.4	6.9	5.8
Acquisitions	0.0	-27.1	0.0	-27.1
Net Financial Expenses (3)	-6.0	-14.8	-26.2	-28.5
Free Cash Flow (FCF)	37.3	-26.5	-19.3	-49.8

(1)      We define Operating Cash flow as Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expenses.

(2)      Does not consider acquisitions

(3)      Interest payments related to the 2022 SSN are done every February and August, until Bond maturity in August 2022. Q1 2018 includes hedge adjustments of negative $3.1 million and withholding taxes of negative $1.6 million, versus hedge adjustments of positive $1.5 million and no withholding taxes in Q1 2017.

(***) These preliminary results are unaudited and are based on management's initial review of operations for the first quarter ended March 31, 2018 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

13

July 31, 2018

Atento

Fiscal 2018
Second Quarter Results

Investor Relations
Shay Chor
shay.chor@atento.com

Felipe Joaquim Martins de Souza
felipe.souza@atento.com

ATENTO

Disclaimer

This presentation has been prepared by Atento. The information contained in this presentation is for informational purposes only. The information contained in this presentation is not investment or financial product advice and is not intended to be used as the basis for making an investment decision. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person.

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws, that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue", the negative thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. Other factors that could cause our results to differ from the information set forth herein are included in the reports that we file with the U.S. Securities and Exchange Commission. We refer you to those reports for additional detail, including the section entitled "Risk Factors" in our Annual Report on Form 20-F.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation.

The historical and projected financial information in this presentation includes financial information that is not presented in accordance with International Financial Reporting Standards ("IFRS"). We refer to these measures as "non-GAAP financial measurers." The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

Additional information about Atento can be found at www.atento.com.

ATENTO

2

Business Highlights and Strategic Overview

Alejando Reynal, CEO

ATENTO

Fiscal 2018 Q2 Results: Highlighted by Topline Growth and EPS Expansion

- **Solid top and bottom line performance (Revenues +7.2%, EBITDA +15.6%, and Recurring EPS +19.9%):**
  - **Brazil:** good top line growth +6.3%. Adjusted EBITDA reflects implementation of operational improvement actions, as highlighted in Q1, with margin improvement expected in H2 2018
  - **Americas**: continued momentum across the region with revenues +11.0% and improved profitability with Adjusted EBITDA margin at 13.5% (+1.8 p.p.)
  - **EMEA:** revenues up 2.9%, first year-over-year revenue growth since Q1 2017 fueled by 12.3% growth in Multisector. Improved profitability with Adjusted EBITDA at 9.7% (+2.8 p.p.)

- **Ongoing positive evolution from a client & commercial perspective, Multisector remains Atento's growth engine:**
  - **Multisector** revenues grow across all regions, +9.1%, accelerating diversification (60.9% of total revenues, +0.4 p.p.), coming mainly from financial services and other Multisector verticals
  - **Robust commercial pipeline**. Higher value added solutions at 26.4% for the period, +0.7 p.p. Client demand for solutions, including Digital, continues strong at approximately a third of our qualified pipeline
  - **Telefónica** revenues up 4.4%. We continue to be Telefónica's reference partner for CRM BPO services

- **Focus for H2 2018 is to deliver profitable growth in an evolving macro scenario**

- **Robust Balance Sheet** (net leverage at 1.7x) and **Cash Flow generation** (+$37.3 million in Q2) allow to pursue accretive growth opportunities and to initiate a Share Buyback program

ATENTO

4

Consolidated: Continued Revenue Growth and Strong EPS Expansion

US$ MM Except per share	Q2 2018	Q2 2017	CC Growth (%) (1)	YTD 2018	YTD 2017	CC Growth (%) (1)
Revenue	473.4	473.7	*7.2%*	963.8	941.7	*5.8%*
EBITDA[2]	49.1	46.1	*15.6%*	98.8	96.4	*6.6%*
Margin (%)	10.4%	9.7%	*0.7 p.p.*	10.3%	10.2%	*0.1 p.p.*
Adjusted EBITDA	49.1	52.5	*1.5%*	98.8	106.2	*-2.6%*
Margin (%)	10.4%	11.1%	*-0.7 p.p.*	10.3%	11.3%	*-1.0 p.p.*
Net Income [4]	4.0	(3.7)	N.M.	2.4	5.4	-50.3%
Recurring Net Income [3]	14.8	9.4	19.9%	22.1	21.8	-10.3%
EPS [4]	$0.05	($0.05)		$0.03	$0.07	
Recurring EPS [3]	$0.20	$0.13		$0.30	$0.30	
Cashflow, Debt and Leverage						
Free Cash Flow [5]	43.3	15.4		6.9	5.8	
Net Debt	372.9	400.4				
Leverage (x)	1.7	1.8				

Highlights[1]

- **Growth in all regions**
  - Revenues up 7.2%, driven by continued growth in Americas and Brazil. Year-to-date revenues increased by 5.8%
  - Multisector up 9.1%, with growth across several verticals. Year-to-date, Multisector revenues grew 8.5%
  - Revenues from Multisector up 0.4 p.p. to 60.9% in Q2 and 0.9 p.p to 61.1% year-to-date
  - TEF revenues grew 4.4% in Q2 and 1.8% year-to-date
  - Revenue from higher value-added solutions up 0.7 p.p. to 26.4% in Q2 2018
- **EBITDA margins recovering from Q1, in line with short term guidance**
  - EBITDA Margins up 0.7 p.p to 10.4%, positively impacted by higher margins in Americas and Spain, offset by Brazil operational adjustments in the quarter
- **Recurring Net Income**
  - Strong EPS growth in the quarter, up 19.9% to $0.20

(1) Unless otherwise noted, all results are for Q2 2018; all revenue growth rates are on a constant currency basis, year-over-year. Please refer to the MD&A section of the Q2 2018 6K for more details. (2) EBITDA, Adj. EBITDA and Adj. Earnings are Non GAAP measures. For more information, see Glossary page. (3) Adjusted Earnings and Adjusted EPS attributable to Owners of the parent. (4) Reported Net Income and Earnings per Share (EPS) include the impact of non-cash foreign exchange gains/losses on intercompany balances. (5) We define Free Cash flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expenses.

6

Brazil: Multisector Continues to Drive Growth

US$ MM	Q2 2018	Q2 2017	CC Growth (%) [1]	YTD 2018	YTD 2017	CC Growth (%) [1]
Revenue	221.2	233.5	*6.3%*	460.1	471.8	*4.8%*
Adjusted EBITDA[2]	19.1	28.7	*-24.8%*	45.5	63.0	*-22.2%*
Margin	8.6%	12.3%	*-3.7 p.p.*	9.9%	13.4%	*-3.5 p.p.*
Operating income/(loss)	(2.8)	2.5	*N.M.*	(4.0)	10.9	*N.M*

Highlights[1]

- **Operating performance in line with expectations**
  - Despite challenging macro environment and truckers strike
- **Revenues up 6.3% in Q2 and 4.8% year-to-date**
  - Multisector continued to grow, up 6.6% fueled by Financial Services and non-TEF Telcos. Year-to-date Multisector revenues up 5.4%
  - Multisector mix up 0.2 p.p. to 69.1%
  - Solid conversion of the commercial pipeline in the quarter
  - TEF revenues increased 5.4% in Q2 and 3.3% year-to-date
- **Profitability tracking to expected improvements in H2 2018**
  - About 200 bps from one-off costs related to operational adjustments to specific programs, over capacity, and impact from truck drivers strike
  - Most operational plans fully completed along Q3'18

(1) Unless otherwise noted, all results are for Q2 2018; all growth rates are on a constant currency basis and year-over-year.
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

7

Americas: Continued Strong Momentum Across the Region

US$ MM	Q2 2018	Q2 2017	*CC Growth (%)* [1]	YTD 2018	YTD 2017	*CC Growth (%)* [1]
Revenue	193.5	185.7	*11.0%*	384.1	359.1	*10.4%*
Adjusted EBITDA[2]	26.1	21.7	*25.6%*	47.1	39.1	*22.4%*
Margin	13.5%	11.7%	*1.8 p.p.*	12.3%	10.9%	*1.4 p.p.*
Operating income/(loss)	7.6	4.6	*67.9%*	9.5	6.5	*42.8%*

Highlights[1]

- **Revenues up 11.0% in Q2 and 10.4% YTD**
  - Revenues from Multisector up 14.1%, driven by Argentina, Chile and Mexico across several verticals. Year-to-date, revenues from Multisector up 14.9%
  - Multisector mix up 1.2 p.p. to 58.8% in Q2 and 2.1 p.p. to 59.2% year-to-date
  - TEF revenues up 6.9%, driven by Argentina, Mexico and Chile, and increase of 4.3% year-to-date
- **Improved Profitability**
  - Adjusted EBITDA margin increased by 1.8 p.p. to 13.5%, reflecting higher volumes from Multisector
  - Year-to-date EBITDA margins up 1.4 p.p. to 12.3%

ATENTO

(1) Unless otherwise noted, all results are for Q2 2018; all growth rates are on a constant currency basis and year-over-year, and may differ from 6K due to certain intra-group eliminations

(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

8

EMEA: First YoY Revenue Expansion Since Q1 2017

US$ MM	Q2 2018	Q2 2017	CC Growth (%) [1]	YTD 2018	YTD 2017	CC Growth (%) [1]
Revenue	61.4	55.1	*2.9%*	125.3	111.8	*0.1%*
Adjusted EBITDA[2]	6.0	3.8	*49.7%*	11.0	8.1	*21.5%*
Margin	9.7%	6.9%	*2.8 p.p.*	8.8%	7.2%	*1.6 p.p.*
Operating income/(loss)	0.3	(2.0)	*N.M*	0.7	(3.3)	*N.M*

Highlights[1]

- **Revenues up 2.9% in Q2, first YoY growth since Q1 2017 and third sequential QoQ**
  - Revenues from Multisector up 12.3%, supported by continued increase in non-TEF Telco clients. Year-to-date, revenues from Multisector increased 10.0%
  - Multisector mix up 3.2 p.p. to 38.9% in Q2, and stable sequentially
  - TEF revenues down 2.3%, reflecting lower volumes

- **Profitability**
  - EBITDA margins increased 2.8 p.p. to 9.7%, reflecting improved mix from Multisector clients
  - Year-to-date EBITDA margins up 1.6 p.p. to 8.8%

(1) Unless otherwise noted, all results are for Q2 2018; all revenue growth rates are on a constant currency basis and year-over-year. Please refer to the MD&A section of the Q2 2018 6K for more details.
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

9

Cash Flow Generation Driven by Recovery of Working Capital

Free Cash Flow (FCF) US$ MM	Q2 2018	Q2 2017	YTD 2018	YTD 2017
Operating Cash Flow [1]	**61.4**	**30.0**	**46.2**	**40.1**
Cash Capex [2]	(12.1)	(10.1)	(28.8)	(24.2)
Income Tax Paid	(6.0)	(4.4)	(10.5)	(10.1)
Free Cash Flow before Interest and Acquisitions	**43.3**	**15.4**	**6.9**	**5.8**
Adj. EBITDA to Cash Conversion (%)	***89.2%***	***33.4%***	***7.1%***	***6.0%***
Acquisitions	0.0	(27.1)	0.0	(27.1)
Net Financial Expenses [3]	(6.0)	(14.8)	(26.2)	(28.5)
Free Cash Flow (FCF)	**37.3**	**(26.5)**	**(19.3)**	**(49.8)**

Net Debt / EBITDA

$MM

1.8x
1.5x
1.6x
1.8x
1.7x
400
343
345
394
373
Q2-17
Q3-17
Q4-17
Q1-18
Q2-18
Net Debt
Net Debt / EBITDA

Highlights

- **Positive FCF of $37.3 million in Q2**
- **Cash flow before interest and acquisitions of +$43.3 million in Q2**
  - Positive changes in working capital reverting the one-off negative impacts in Q1
  - YTD Cash flow before interest and acquisitions of $6.9 million, in line with historical seasonality
- **Cash capex totaled 2.6% of revenues**
  - Compared to 2.1% in Q2 2017
  - Expected to catch up in H2 2018 for full year within guidance
- **Net debt down 5.4% sequentially**
  - Gross debt down 3.1% to $479.3 million
- **Net leverage down to 1.7x**
  - Reflecting higher cash position even after debt amortization

ATENTO

10

Summarizing

- **Solid top and bottom line performance across the footprint highlighted by:**
  - Robust Multisector revenues growth
  - Margins in line with short term guidance
  - and EPS expansion

- **Ongoing positive evolution from a client & commercial perspective** with solutions mix at 26.4% for the period and at approximately a third of our qualified pipeline for the year

- Focus for H2 2018 remains to **deliver profitable growth while navigating evolving macro scenarios**

ATENTO

11

Appendix

About Atento
Financial Reconciliations
Debt Information
Glossary

ATENTO

Atento at a Glance

Company Overview

- Leading CRM BPO provider in Latin America and the fourth largest globally by revenue
- Growing end-to-end solutions for clients across all verticals & dedicated digital business unit
- Long-standing relationships with blue-chip clients
- Superior pan-LatAm delivery platform
  - 100 contact centers in 13 countries globally
  - 151,000+ employees & 91,000+ workstations globally
- Unique people focus: only CRM BPO company among the 25 best multinationals to work for and the only LatAm-based company(1)
- Proven management team: strong constant currency growth with market share gains and stable margins despite severe LatAm macroeconomic recession

Revenue Diversification Overview

Revenue by Offering, Vertical and Geography(2)

Services 74%
Solutions 26%
Telco 47%
Financial Services 32%
Multi-Sector 21%
Brazil 47%
Americas 40%
EMEA 13%

Source: Company filings
(1) Awarded by the Great Place to Work Institute®
(2) As of Q2 2018

14

We Have Evolved From A Call Center of Telefónica to LatAm's #1 CRM BPO Solutions Provider

	1999	2014-Present[1]
Value Proposition	▪ TEF cost center ▪ Pure-play call center ▪ Limited geographic scope	▪ Public Company ▪ Diversified CRM solutions ▪ #1 player in Latin America
Scope of Services	 Services 100%	 Solutions 26.5% Services 73.5%
Revenues ($Bn)	 <0.5	 1.9
Client Base	 Non-TEF ~10% TEF ~90%	 TEF 39% Non-TEF 61%
Operational Platform	<20k Workstations	92k+ Workstations

2017+

- ✓ Strengthen CRM BPO market leadership position, with whitespace remaining across verticals and geographies
- ✓ Expand addressable market via higher value-added solutions
- ✓ Accelerate profitable growth with mainstream digital
- ✓ Margin expansion due to world-class operating model

Sources: Company filings, press releases
(1) As of FY 2017

15

Long-Lasting, Blue-Chip Client Base

Highest client retention in the market, driven by excellence in service offering

Loyal Client Base With Best-In-Class Retention

Tech

Other

Financial Services

98.7% Client Retention(1)

10+ year relationship with ~60% of clients

5+ year relationship with 80% of clients (2)

Telcos

Sources: Company filings

(1) Client retention is based on an average of the last three years

(2) As of 2016; length of relationship statistic excludes Telefónica

16

We Are The Only Scale Provider of Differentiated CRM BPO Solutions in LatAm

Uniquely Positioned to Capture Digital Growth

We Provide Differentiated End-To-End Customized Solutions

Omni-Channel
Customized Solutions
Data & Analytics
Vertical Expertise

- ✓ Relevant role in the client's value chain with higher specialization and customization
- ✓ Fully integrated with client's tools and processes
- ✓ Intelligence and tools developed and provided by Atento
- ✓ Strong momentum with leading

The Only Platform to Serve Large Clients Across LatAm

2016 LatAm CRM BPO market share (%)

Mexico
25%(1)
Colombia
9%(1)
Brazil
25%
Peru
40%(1)
Chile
25%
Argentina
18%
Atento #1 position
Atento #4 position

Sources: Frost & Sullivan, Gartner

(1) Represents local market share (defined as revenues generated and invoiced in the country with local clients)

17

Shareholders Structure

Post IPO on Oct 2014

Bain Capital	62,660,015
Free-float	10,959,496
Total Shares	73,619,511

15.2%
84.8%
Bain Capital
Free-float

Post Secondary Offering on Nov 2017

Bain Capital	48,520,671
Free-float	25,388,385
Total Shares	73,909,056

34.4%
65.6%
Bain Capital
Free-float

18

Fiscal 2018 Guidance

Guidance - FY 2018	
Consolidated Revenue Growth (CCY)	3% to 6%
Adjusted EBITDA Margin Range (CCY)	11% to 12%
Net Interest Expense	$40MM to $45MM
Cash Capex (% of Revenue)	3.5% to 4.0%
Effective Tax Rate impacting Rec. Net Income	35% to 38%
Diluted Share Count	~73.9MM shares
Cash conversion as % of Adj. EBITDA (1)	35% to 40%

ATENTO

20

(1) Cash conversion equals free cash flow before interest and acquisitions as a percent of adjusted EBITDA

Adjustments to EBITDA by Quarter

($ in millions)	Fiscal 2015					Fiscal 2016					Fiscal 2017					Fiscal 2018	
	Q1	Q2	Q3[1]	Q4[1]	FY	Q1	Q2	Q3[1]	Q4[1]	FY	Q1	Q2	Q3[1]	Q4[1]	FY[4]	Q1	Q2
Profit/(loss) for the period	**20.5**	**6.5**	**17.4**	**7.5**	**52.2**	**(4.4)**	**(7.8)**	**(0.5)**	**16.7**	**3.4**	**9.0**	**(3.7)**	**(10.1)**	**(8.9)**	**(13.6)**	**(1.7)**	**4.0**
Net finance expense	1.6	19.6	9.5	15.7	46.4	19.5	28.2	22.3	37.7	107.8	12.0	19.1	37.7	24.7	93.5	19.6	21.9
Income tax expense	5.6	5.3	8.7	3.5	23.2	1.0	0.6	2.6	1.1	5.2	3.8	7.3	(2.8)	4.3	12.5	5.5	(0.5)
Depreciation and amortization	28.0	26.5	23.3	23.7	101.5	21.4	25.1	25.0	25.4	97.3	25.4	23.4	29.6	26.0	104.4	26.3	23.6
EBITDA (non-GAAP) (unaudited)	**55.7**	**57.9**	**58.9**	**50.4**	**223.3**	**37.5**	**46.1**	**49.4**	**80.9**	**213.7**	**50.2**	**46.1**	**54.4**	**46.1**	**196.9**	**49.8**	**49.1**
Acquisition and integration related costs	0.1	-	-	-	0.1	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring costs	1.0	2.7	3.9	8.2	15.8	6.2	6.7	6.2	14.7	33.7	3.4	5.5	1.3	6.5	16.8	-	-
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7	0.2	0.7	2.8	9.3	-	-	-	-	-	-	-
Financing and IPO fees	0.3	-	-	-	0.3	-	-	-	-	-	-	-	-	-	-	-	-
Contingent Value Instrument	-	-	-	-	-	-	-	-	(41.7)	(41.7)	-	-	-	-	-	-	-
Asset impairments and Others	0.8	1.4	2.3	2.3	6.8	(0.4)	1.2	4.2	1.9	6.9	-	0.9	4.0	2.5	7.3	-	-
Adjusted EBITDA (non-GAAP) (unaudited)	**58.3**	**62.1**	**65.1**	**63.8**	**249.7**	**49.0**	**54.2**	**60.5**	**58.6**	**221.9**	**53.6**	**52.5**	**59.7**	**55.1**	**221.0**	**49.8**	**49.1**
Adjusted EBITDA Margins	**11.3%**	**12.0%**	**14.0%**	**14.1%**	**12.8%**	**11.8%**	**12.1%**	**13.6%**	**13.3%**	**12.6%**	**11.5%**	**11.1%**	**11.9%**	**11.5%**	**11.5%**	**10.1%**	**10.4%**

(1) Information excludes the effect of Morocco business, which was divested in September, 2016.

(2) Additional detailed information can be found on the 2Q18 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA.

21

Add-Backs to Net Income by Quarter

($ in millions, except percentage changes)	Fiscal 2015					Fiscal 2016					Fiscal 2017					Fiscal 2018	
	Q1	Q2	Q3(1)	Q4(1)	FY(1)	Q1	Q2	Q3(1)	Q4(1)	FY(1)	Q1	Q2	Q3(1)	Q4(1)	FY(1)	Q1	Q2
Profit/(Loss) attributable to equity holders of the parent	**20.5**	**6.5**	**17.4**	**7.5**	**52.2**	**(4.4)**	**(7.8)**	**(0.5)**	**16.7**	**3.4**	**9.0**	**(3.7)**	**(10.1)**	**(8.9)**	**(13.6)**	**(1.7)**	**4.0**
Acquisition and integration related Costs	0.1	-	-	-	0.1	-	-	-	-	-	-	-	-	-	-	-	
Amortization of Acquisition related Intangible assets	7.7	6.9	7.0	6.3	27.5	5.4	6.2	6.5	6.3	24.2	6.8	4.3	5.7	5.6	22.4	5.7	5.3
Restructuring Costs	1.0	2.7	3.9	8.2	15.8	6.2	6.7	6.2	14.7	33.7	3.4	5.5	1.3	6.5	16.8	-	-
Sponsor management fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7	0.2	0.7	2.8	9.3	-	-	-	-	-	-	-
Financing and IPO fees	0.3	-	-	-	0.3	-	-	-	-	-	-	-	-	-	-	-	-
PECs interest expense	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Asset impairments and Others	0.8	1.4	2.3	2.3	6.8	(0.4)	1.2	4.2	1.9	6.9	-	0.9	-	2.5	7.3	-	-
DTA adjustment in Spain	-	-	-	1.5	1.5	-	-	-	-	-	-	-	-	-	-	-	-
Net foreign exchange gain on financial instruments	(13.0)	(1.0)	(0.5)	(3.5)	(17.5)	(0.5)	(0.2)	0.1	(0.1)	(0.7)	-	0.3	2.4	(2.9)	(0.2)	3.1	(9.0)
Net foreign exchange impacts	0.4	2.6	(3.0)	4.5	4.0	3.0	9.2	2.5	5.8	21.1	(3.3)	4.3	3.2	19.3	23.4	2.8	18.7
Contingent Value Instrument	-	-	-	-	-	-	-	-	(26.2)	(26.2)	-	-	-	-	-	-	-
Financial Non Recurring	-	-	-	-	-	-	-	-	-	-	-	-	17.7	-	17.7	-	-
Depreciation Non Recurring	-	-	-	-	-	-	-	-	-	-	-	-	2.8	-	2.8	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-	4.0	-	-	-	-
Tax effect	(2.9)	(3.5)	(4.1)	(2.9)	(16.2)	(5.3)	(6.0)	(5.1)	(8.1)	(23.5)	(3.4)	(2.0)	(7.4)	(5.2)	(18.2)	(2.4)	(3.7)
Adjusted Earnings (non-GAAP) (unaudited)	**15.3**	**15.7**	**23.0**	**26.8**	**77.9**	**9.7**	**9.5**	**14.6**	**13.8**	**48.2**	**12.5**	**9.6**	**19.6**	**16.9**	**58.4**	**7.5**	**15.1**
Adjusted Basic Earnings per share (in U.S. dollars) (*) (unaudited)	**0.21**	**0.21**	**0.31**	**0.36**	**1.06**	**0.13**	**0.13**	**0.20**	**0.19**	**0.65**	**0.17**	**0.13**	**0.27**	**0.23**	**0.79**	**0.10**	**0.20**
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	-	-	-	-	-	-	-	**14.5**	-	-	**12.5**	**9.4**	**17.6**	**15.9**	**55.2**	**7.8**	**14.3**
Adjusted basic Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	-	-	-	-	-	-	-	**0.20**	-	-	**0.17**	**0.13**	**0.24**	**0.21**	**0.75**	**0.10**	**0.19**

(1) Information excludes the effect of Morocco business, which was divested in September, 2016.

(2) Additional detailed information can be found on the 2Q18 6K form of the Company on the topics related to Reconciliation of Adjusted Earnings to Profit/(loss).

22

Effective Tax Rate

($ in millions, except percentage changes)	Fiscal 2015	Fiscal 2016	Fiscal 2017	Q1 2017	Q2 2017	Q1 2018	Q2 2018
Profit/(loss) before tax[1]	**75.4**	**8.6**	**(1.0)**	**12.8**	**3.6**	**3.9**	**3.3**
(+) Total Add-backs to Net Income (excluding tax effect)	**41.9**	**68.3**	**90.2**	**6.9**	**15.3**	**11.5**	**15.0**
Acquisition and integration related Costs	*0.1*	-	-	-	-	-	-
Amortization of Acquisition related Intangible assets	*27.5*	*24.2*	*22.4*	*6.8*	*4.3*	*5.7*	*5.3*
Restructuring Costs	*15.8*	*33.7*	*16.8*	*3.4*	*5.5*	-	-
Site relocation costs	*3.4*	*9.3*	-	-	-	-	-
Financing and IPO fees	*0.3*	-	-	-	-	-	-
Asset impairments and Others	*6.8*	*6.9*	*7.3*	-	*0.9*	-	-
DTA adjustment in Spain	*1.5*	-	-	-	-	-	-
Net foreign exchange gain on financial instruments	*(17.5)*	*(0.7)*	*(0.2)*	-	*0.3*	*3.1*	*(9.0)*
Net foreign exchange impacts	*4.0*	*21.1*	*23.4*	*(3.3)*	*4.3*	*2.8*	*18.7*
Contingent Value Instrument	-	*(26.2)*	-	-	-	-	-
Financial Non Recurring	-	-	*17.7*	-	-	-	-
Depreciation Non Recurring	-	-	*2.8*	-	-	-	-
Other	-	-	-	-	-	-	-
= Recurring Profit/(loss) before tax (non-GAAP) (unaudited)	**117.3**	**76.9**	**89.2**	**19.7**	**18.9**	**15.4**	**18.3**
(-) Recurring Tax	**(39.4)**	**(28.7)**	**(30.8)**	**(7.2)**	**(9.3)**	**(7.9)**	**(3.2)**
Income tax expense (reported)	*(23.2)*	*(5.2)*	*(12.5)*	*(3.8)*	*(7.3)*	*(5.5)*	*0.5*
Tax effect (non-recurring)	*(16.2)*	*(23.5)*	*(18.2)*	*(3.4)*	*(2.0)*	*(2.4)*	*(3.7)*
= Adjusted Earnings (non-GAAP) (unaudited)	**77.9**	**48.2**	**58.4**	**12.5**	**9.6**	**7.5**	**15.1**
Recurring ETR	**33.6%**	**37.3%**	**34.5%**	**36.6%**	**49.2%**	**51.3%**	**17.7%**

(1) Profit/(loss) before income tax from continuing operations

23

FX Rates

FX Assumptions	Average					Average					Average	
	Q1	Q2	Q3	Q4	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018	Q2 2018
Euro (EUR)	0.91	0.89	0.90	0.93	0.90	0.94	0.91	0.85	0.85	0.89	0.81	0.84
Brazilian Real (BRL)	3.91	3.51	3.25	3.29	3.48	3.14	3.21	3.16	3.25	3.19	3.25	3.60
Mexican Peso (MXN)	18.05	18.10	18.76	19.83	18.69	20.32	18.56	17.82	18.98	18.92	18.71	19.42
Colombian Peso (COP)	3,259.17	2,994.86	2,948.13	3,015.14	3,054.33	2,922.44	2,919.17	2,976.69	2,986.81	2,951.28	2,858.33	2,838.34
Chilean Peso (CLP)	702.02	677.93	661.47	665.52	676.73	655.29	663.92	642.76	633.48	648.86	601.97	620.73
Peruvian Soles (PEN)	3.45	3.32	3.34	3.40	3.38	3.29	3.26	3.25	3.25	3.26	3.24	3.26
Argentinean Peso (ARS)	14.46	14.22	14.94	15.46	14.78	15.67	15.73	17.28	17.56	16.56	19.71	23.55

24

Revenue Mix by Service Type

	Fiscal 2015					Fiscal 2016					Fiscal 2017					Fiscal 2018	
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2
Customer Service	48.7%	48.0%	47.0%	47.9%	47.9%	49.6%	49.7%	50.2%	47.8%	49.0%	50.2%	51.7%	48.2%	47.7%	48.4%	51.1%	51.8%
Sales	18.2%	18.3%	18.2%	17.4%	18.0%	16.4%	16.3%	15.3%	17.2%	16.6%	16.3%	18.8%	17.2%	17.6%	16.8%	18.1%	18.0%
Collection	10.0%	10.3%	10.9%	11.2%	10.6%	10.2%	10.0%	9.4%	10.0%	10.1%	9.5%	8.6%	8.1%	7.9%	8.8%	7.3%	7.5%
Back Office	9.1%	9.4%	10.2%	10.2%	9.7%	10.5%	10.1%	11.2%	11.7%	10.8%	11.2%	8.3%	13.7%	13.8%	12.9%	12.0%	12.2%
Technical Support	10.7%	10.7%	10.5%	9.9%	10.5%	9.6%	9.4%	9.6%	9.2%	9.4%	8.7%	9.0%	8.4%	8.7%	9.1%	7.7%	6.9%
Service desk	0.1%	0.1%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	3.2%	3.2%	3.2%	3.4%	3.3%	3.7%	4.5%	4.3%	4.1%	4.1%	4.1%	3.6%	4.4%	4.3%	4.0%	3.8%	3.7%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

25

Number of Workstations and Delivery Centers

	Number of Work Stations		Number of Service Delivery Centers (1)	
	Q2 2018	Q2 2017	Q2 2018	Q2 2017
Brazil	**49,770**	**47,650**	**35**	**33**
Americas	**38,143**	**36,533**	**51**	**50**
Argentina (2)	4,376	4,151	12	12
Central America (3)	2,389	2,334	4	4
Chile	2,612	2,561	3	3
Colombia	8,738	7,857	10	9
Mexico	9,454	10,011	15	15
Peru	9,060	8,309	4	4
United States (4)	1,514	1,310	3	3
EMEA	**5,490**	**5,626**	**15**	**14**
Spain	5,490	5,626	15	14
Total	**93,403**	**89,809**	**101**	**97**

Notes:
(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2) Includes Uruguay.
(3) Includes Guatemala and El Salvador.
(4) Includes Puerto Rico.

26

Consolidated Debt and Leverage

$ MM	Currency	Maturity	Interest Rate	Outstanding Balance 2Q'18	% Mix
Senior Secured Notes [(1)]	USD	2022	6.125%	398.9	83%
Brazilian Debentures	BRL	2023	CDI + 3.75%	16.4	3%
BNDES	BRL	2020 / 2022	TJLP + 2.5% / SELIC + 2.5%	33.7	7%
Finance lease payables	USD / COP / BRL	2019	-	7.3	2%
Other borrowings	-	2018	-	22.9	5%
Gross Debt				**479.3**	**100%**
Short-Term Debt				12%	
Long-Term Debt				88%	
Net Debt				**372.5**	

[(1)] Cross currency swaps covers 100% of interest until 2022 and 30% of principal until 2020

Highlights 2Q18

- Leverage ratio of 1.7x
- Cash and Cash equivalents of $106 MM, and existing revolving credit facility of $101MM, of which $96 million were undrawn, implying Liquidity of $202MM
- Average debt maturity of 3.7 years
- Average cost of debt (LTM): 7.9% per year

2018 Debt Payments

- Brazilian Debenture: $3.3MM
- BNDES: $19.1MM
- Revolving Credit Facility – Mexico: $24.4MM
- Others (Leasing): $4.8MM
- 4131 (Brazil): $12.1MM

Debt Payment Schedule
$mm (@ Current FX of Jun-18)
64
26
400
2018
2019
2020
2021
2022
Regular
Accelerated
Refinancing

Net Debt / EBITDA
$MM
1.8x
1.5x
1.6x
1.8x
1.7x
400
343
345
394
373
Q2-17
Q3-17
Q4-17
Q1-18
Q2-18
Net Debt
Net Debt / EBITDA

27

Glossary of Terms

- Adjusted EBITDA – EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations.
- Adjusted EBITDA margin – Adjusted EBITDA excluding special items/operating revenue.
- Adjusted net income (loss) – net loss which excludes corporate transaction costs, asset dispositions, asset impairments, the revaluation of our derivatives and foreign exchange gain (loss), and net income or loss attributable to non-controlling interests and debt extinguishment.
- Operating Cash Flow: Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expense.
- Free cash flow before interest and acquisitions – We define Free Cash flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expense.
- Liquidity – cash and cash equivalents and undrawn revolving credit facilities.

28